Exhibit 99.6

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THIS NOTE DOES NOT REQUIRE PHYSICAL SURRENDER OF THE NOTE IN THE EVENT OF A PARTIAL REDEMPTION OR CONVERSION.  AS A RESULT, FOLLOWING ANY REDEMPTION OR CONVERSION OF ANY PORTION OF THIS NOTE, THE OUTSTANDING PRINCIPAL SUM REPRESENTED BY THIS NOTE MAY BE LESS THAN THE PRINCIPAL SUM AND ACCRUED INTEREST SET FORTH BELOW.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE January 15, 2022 (OR March 15, 2022 UNDER U.S. LAW, AS APPLICABLE).

8% FIXED CONVERTIBLE PROMISSORY NOTE

OF

PARCELPAL LOGISTICS INC.

Issuance Date: September 15, 2021

Total Face Value of Note: $2,300,000
Aggregate Consideration: $2,185,000
(payable in tranches as set forth below)
Original Issue Discount: 5%

THIS NOTE is a duly authorized Fixed Convertible Promissory Note of ParcelPal Logistics Inc. a corporation duly incorporated under the laws of the Province of British Columbia (the “Company”), designated as the Company's 8% Fixed Convertible Promissory Note in the principal amount of $2,300,000 (the “Note”). This Note will become effective only upon execution by both parties and delivery of the payment of the Initial Consideration by the Holder (the “Effective Date”). All references to “dollars” or “$” or “US$” in this Note are United States-dollar denominated references.

FOR VALUE RECEIVED, the Company hereby promises to pay to the order of Tangiers Global, LLC or its registered assigns or successors-in-interest (the “Holder”) the principal sum of $2,300,000 (the “Total Face Value of Note”) or such lesser amount of aggregate Consideration, defined below, plus the applicable OID thereon (as provided herein) drawn by the Company hereunder and to pay “guaranteed” interest at a rate of 8% of the Principal Sum (as defined below), to the extent such Principal Sum and “guaranteed” interest and any other interest, fees, liquidated damages and/or items due to Holder herein have not been repaid or converted into the Company's common shares (the “Common Shares”), in accordance with the terms hereof. The sum of $700,000 (the “Initial Consideration”) shall be remitted and delivered to the Company, and $30,875 (the “Initial Original Issue Discount”) shall be retained by the Holder through an original issue discount (the “OID”) for due diligence and legal bills related to this transaction.  The OID is set at 5% of any Consideration, defined below, paid. The Company covenants that within three months of the Effective Date of the Note, it shall utilize approximately $700,000 of the proceeds in the manner set forth on Schedule 1, attached hereto (the “Use of Proceeds”), and shall promptly provide evidence thereof to Holder, in sufficient detail as reasonably requested by Holder.

The Holder agrees to pay additional principal consideration, together with the 5% OID  (each of the Initial Consideration, together with any Additional Tranche payments by the Holder to the Company, together, the “Consideration”), in the amount of $640,000 (“2nd Tranche”) to the Company within forty five (45) and $520,000 (“3rd Tranche”) to the Company within ninety (90) days, respectively, following the Effective Date, with the final Consideration in the amount of $440,000 (“4th Tranche”) due within one hundred and twenty (120) days following the Effective Date (each such payment by the Holder following the Initial Consideration, and its respective 5% OID, shall together be referred to as an “Additional Tranche”) or such other amounts and at such dates as the parties hereto shall mutually agree (each, an “Additional Tranche Date”). The Principal Sum due to Holder shall be prorated based on the Consideration actually paid by Holder, plus the 5% OID, such that the Company is only required to repay the amount funded and the Company is not required to repay any unfunded portion of this Note. The Maturity Date is six (6) months and one day from the Effective Date of each of the Initial Consideration date and each of such Additional Tranche Date (each a respective “Maturity Date”) and is the date upon which the Principal Amount of this Note, as well as any unpaid interest and other fees, shall be due and payable.

In addition to the “guaranteed” interest referenced above, in the Event of Default pursuant to Section 3.00(a), additional interest will accrue from the date of the Event of Default at the rate equal to the lower of 18% per annum or the highest rate permitted by law (the “Default Rate”).

This Note will become effective only upon the execution by both parties, including the execution of Exhibits B, C, D, E, Schedule 1 (collectively, the “Exhibits”), and the Treasury Order by the Company to its Transfer Agent (the “Date of Execution”) and delivery of the payment of Consideration by the Holder (the “Effective Date”). The Company acknowledges and agrees the Exhibits are material provisions of this Note.

As an investment incentive, the Company shall issue to the Holder 500,000 Common Shares (the “Initial Origination Shares”). The Company acknowledges, understands, and agrees it shall issue an additional 500,000 Common Shares for each of the 2nd Tranche and 3rd Tranche funding payments to the Company; (each, an “Additional Origination Share Tranche”, and, together with the Initial Origination Shares, the “Origination Shares”); however, each of the Company and the Holder agree and acknowledge that there shall be no additional Origination Shares issued to Holder in connection with the 4th Tranche of funding to the Company by the Holder.  Both the Initial Origination Shares and each Additional Origination Share Tranche shall be issued and delivered to Holder within 3 Trading Days from the Effective Date of each of the Initial Consideration date and each of the Additional Tranche Date (which delivery shall be satisfied by electronic recordation of the issuance of such shares by the Company’s transfer agent). The Company and Holder acknowledge and agree that if the entirety of the Note is funded, the Company shall have issued to the Holder 1,500,000 Common Shares, which is the maximum number of Origination Shares the Company shall be required to issue and deliver to Holder.

For purposes hereof the following terms shall have the meanings ascribed to them below:

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the City of New York are authorized or required by law or executive order to remain closed.

“Fixed Conversion Price” shall be fixed at a price per share equal to $.09 USD per share .

“Principal Sum” shall refer to the sum of the Consideration funded under the Note.

“Principal Amount” shall refer to the sum of (i) the original principal amount of this Note (including the original issue discount), (ii) all guaranteed and other accrued but unpaid interest hereunder, (iii) any fees due hereunder, (iv) liquidated damages, and (v) any default payments owing under the Note, in each case previously paid or added to the Principal Amount.

“Principal Market” shall refer to the primary exchange on which the Company’s common shares are traded or quoted.

“Trading Day” shall mean a day on which there is trading or quoting for any security on the Principal Market.

“Underlying Shares” means the Common Shares into which the Note is convertible (including interest, fees, liquidated damages and/or principal payments in Common Shares as set forth herein) in accordance with the terms hereof.

The following terms and conditions shall apply to this Note:

Section 1.00                Repayment.

(a)          The Company may pay this Note, in whole or in part, in cash or in other good funds, according to the following schedule:

Days Since Effective Date	Payment Amount

Under 90	110% of Principal Amount so paid

91-180	125% of Principal Amount so paid

(b)          After 180 days from the Effective Date, the Company may not pay this Note, in whole or in part, in cash or in other good funds, without prior written consent from Holder, which consent may be withheld, delayed, denied, or conditioned in Holder’s sole and absolute discretion. Whenever any amount expressed to be due by the terms of this Note is due on any day that is not a Business Day, the same shall instead be due on the next succeeding day that is a Business Day. Upon the occurrence of an Event of Default, the Company may not pay the Note, in whole or in part, in cash or in other good funds without written consent of the Holder, which consent may be withheld, delayed, denied, or conditioned in Holder’s sole and absolute discretion. Further, the Company shall provide the Holder with two weeks’ prior written notice of the Company’s determination to pay any or all of its obligations hereunder. During such two-week period, the Holder may exercise any or all of its conversion rights hereunder.  In the event that the Holder does not exercise its conversion rights in respect of any or all of such noticed, prospective payment, the Company shall tender the full amount set forth in such notice (less any amount in respect of which the Holder has exercised its conversion rights) to the Holder within 2 Business Days following the Holder’s exercise (or notification to the Company of non-exercise) of the Holder’s conversion rights in respect of the amount set forth in such notice. Any such payment by the Company in connection with this provision shall be deemed to have been made on the date that the Holder first receives the above-referenced notice.

Section 2.00                Conversion.

(a)          Conversion Right. Subject to the terms hereof and restrictions and limitations contained herein, the Holder shall have the right, at the Holder's sole option, at any time and from time to time to convert in whole or in part the outstanding and unpaid Principal Amount under this Note into Common Shares as per the Fixed Conversion Price (or the Conversion Price in the event that the Note is not repaid, retired or fully-converted prior to the Maturity Date, as set forth in Section 3.00(c)), but not to exceed the Restricted Ownership Percentage, as defined in Section 2.00(f). The date of any conversion notice (“Conversion Notice”) hereunder shall be referred to herein as the “Conversion Date”.

(b)          Stock Certificates; Electronic Delivery. The Company will deliver to the Holder, or Holder’s authorized designee, no later than 3 Trading Days after the Conversion Date, a certificate or certificates (which certificate(s) shall be free of restrictive legends and trading restrictions if the Common Shares underlying the portion of the Note being converted are eligible under a resale exemption pursuant to Rule 144(b)(1)(ii), Rule 144(d)(1)(ii), Rule 904 of Regulation S or such other available registration exemption of the Securities Act of 1933, as amended) representing the number of Common Shares being acquired upon the conversion of this Note. In lieu of delivering physical certificates representing the Common Shares issuable upon conversion of this Note, providing that the conversion shares are eligible to be issued free of restrictive legend, and provided the Company's transfer agent is participating in Depository Trust Company’s (“DTC”) Fast Automated Securities Transfer (“FAST”) program, the Company shall instead use commercially reasonable efforts to cause its transfer agent to electronically transmit such shares issuable upon conversion to the Holder (or its designee), by crediting the account of the Holder’s (or such designee’s) broker with DTC through either its Direct Registration System (“DRS”) or Deposits and Withdrawal at Custodian (“DWAC”) program (provided that the same time periods herein as for stock certificates shall apply).

(c)          Charges and Expenses. Issuance of Common Shares to the Holder, or any of its assignees, upon the conversion of this Note shall be made without charge to the Holder for any issuance fee, transfer tax, legal opinion and related charges, postage/mailing charge or any other expense with respect to the issuance of such Common Shares. Company shall pay all transfer agent fees incurred from the issuance of the Common Shares to Holder, as well as any and all other fees and charges required by the transfer agent as a condition to effectuate such issuance. Any such fees or charges, as noted in this Section that are paid by the Holder (whether from the Company’s delays, outright refusal to pay, or otherwise), will be automatically added to the Principal Sum of the Note then outstanding and tack back to the Effective Date for purposes of Rule 144 or Regulation S, as applicable.

(d)          Delivery Timeline. If the Company fails to deliver to the Holder such certificate or certificates (or shares through the DRS or DWAC program) pursuant to this Section (free of any restrictions on transfer or legends, if eligible) prior to 3 Trading Days after the Conversion Date, the Company shall pay to the Holder as liquidated damages an amount equal to $2,000 per day, until such certificate or certificates are delivered. The Company acknowledges that it would be extremely difficult or impracticable to determine the Holder’s actual damages and costs resulting from a failure to deliver the Common Shares and the inclusion herein of any such additional amounts are the agreed upon liquidated damages representing a reasonable estimate of those damages and costs. Such liquidated damages will be automatically added to the Principal Sum of the Note and tack back to the Effective Date for purposes of Rule 144 or such available exemption from registration.

(e)          Reservation of Underlying Securities. The Company covenants that it will at all times reserve and keep available for Holder, out of its authorized and unissued Common Shares solely for the purpose of issuance upon conversion of this Note, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holder, two and one-half (2.5x) times the number of Common Shares as shall be issuable (taking into account the adjustments under this Section 2.00, but without regard to any ownership limitations contained herein) upon the conversion of this Note (consisting of the Principal Amount), under the formula in Section 3.00(c) below, to Common Shares (the “Required Reserve”). The Company covenants that all Common Shares that shall be issuable will, upon issue, be duly authorized, validly issued, fully-paid, non-assessable and freely-tradable (if eligible). If the amount of shares on reserve in Holder’s name at the Company’s transfer agent for this Note shall drop below the Required Reserve, the Company will, within 2 Trading Days of notification from Holder, instruct the transfer agent to increase the number of shares so that the Required Reserve is met. In the event that the Company does not instruct the transfer agent to increase the number of shares so that the Required Reserve is met, the Holder will be allowed, if applicable, to provide this instruction as per the terms of the Treasury Order attached to this Note. Upon an Event of Default that is not cured within the applicable cure period, the Required Reserve shall immediately increase to 3.5x times the number of Common Shares as shall be issuable upon conversion of the then outstanding Principal Amount of the Note, under the formula set forth in Section 3.00(c), to Common Shares (the “Adjusted Required Reserve”). The Company agrees that the maintenance of the Required Reserve and Adjusted Required Reserve is a material term of this Note and any breach of this Section 2.00(e) will result in a default of the Note.

(f)           Conversion Limitation. The Holder will not submit a conversion to the Company that would result in the Holder beneficially owning more than 9.99% of the then total outstanding shares of the Company (“Restricted Ownership Percentage”).

(g)          Conversion Delays. If the Company fails to deliver shares in accordance with the timeframe stated in Section 2.00(c), the Holder, at any time prior to selling all of those shares, may rescind any portion, in whole or in part, of that particular conversion attributable to the unsold shares. The rescinded conversion amount will be returned to the Principal Sum then outstanding with the rescinded conversion shares returned to the Company, under the expectation that any returned conversion amounts will tack back to the Effective Date.

(h)          Shorting and Hedging. Holder may not engage in any “shorting” or “hedging” transaction(s) in the Common Shares of the Company prior to conversion or at any time while any portion of the Principal Sum remains outstanding.

(i)          Conversion Right Unconditional. If the Holder shall provide a Conversion Notice as provided herein, the Company's obligations to deliver Common Shares shall be absolute and unconditional, irrespective of any claim of setoff, counterclaim, recoupment, or alleged breach by the Holder of any obligation to the Company, subject to any court order by a court of competent jurisdiction.

Section 3.00                Defaults and Remedies.

(a)          Events of Default. An “Event of Default” is: (i) a default in payment of any amount due hereunder; (ii) a default in the timely issuance of underlying shares upon and in accordance with terms of Section 2.00, which default continues for 2 Trading Days after the Company has failed to issue shares or deliver stock certificates within the 3rd Trading Day following the Conversion Date; (iii) if the Company does not issue the press release or file such necessary 8-K, material change report or other applicable report with either EDGAR or SEDAR, as applicable, in each case in accordance with the provisions and the deadlines referenced Section 5.00(i); (iv) failure by the Company for 3 Trading Days after notice has been received by the Company to comply with any material provision of this Note; (v) any representation or warranty of the Company in this Note that is found to have been incorrect in any material respect when made, including, without limitation, the Exhibits; (vi) failure of the Company to remain compliant with DTC, thus incurring a “chilled” status with DTC; (vii) any default of any mortgage, indenture or material instrument which may be issued, or by which there may be secured or evidenced any material indebtedness, for money borrowed by the Company or for money borrowed the repayment of which is guaranteed by the Company, whether such indebtedness or guarantee now exists or shall be created hereafter; (viii) if the Company is subject to any Bankruptcy Event; (ix) any material failure of the Company to satisfy (from and after the Effective Date) its continuous disclosure obligations pursuant to the requirements of the Securities Act (British Columbia) or, when applicable, the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the rules and guidelines issued by OTC Markets News Service, OTCMarkets.com and their affiliates, in each case if and as applicable; (x) failure of the Company to remain in good standing under the laws of its state of domicile; (xi) any failure of the Company to provide the Holder with information related to its corporate structure including, but not limited to, the number of authorized and outstanding shares, public float, etc. within 1 Trading Day of request by Holder; (xii) failure by the Company to maintain the Required Reserve or Adjusted Required Reserve in accordance with the terms of Section 2.00(e); (xiii) failure of Company’s Common Shares to maintain a closing bid price in its Principal Market for more than 5 consecutive Trading Days; (xiv) any delisting from a Principal Market for any reason; (xv) failure by Company to pay any of its transfer agent fees in excess of $2,000 or to maintain a transfer agent of record; (xvi) failure by Company to notify Holder of a change in transfer agent within 24 hours of such change; (xvii) any trading suspension imposed by the B.C. Securities Commission (the “BCSC”), or when applicable to the Company, the United States Securities and Exchange Commission (the “SEC”) under Sections 12(j) or 12(k) of the 1934 Act; (xviii) failure by the Company to meet the requirements necessary to satisfy the availability of either Rule 904 of Regulation S, Rule 144A or Rule 144, as applicable, to the Holder or its assigns, including but not limited to the timely fulfillment of its filing requirements as a fully- reporting issuer registered with the BCSC or the SEC (when applicable), requirements for XBRL filings (if applicable), and requirements for disclosure of financial statements on its website (if applicable); (xix) failure of the Company to abide by the Use of Proceeds or failure of the Company to inform the Holder of a change in the Use of Proceeds; or (xx) failure of the Company to abide by the terms of the right of first refusal contained in Section 5.00(j).

(b)          Remedies. If an Event of Default occurs, and remains uncured within the applicable cure period, then the outstanding Principal Amount of this Note then outstanding and owing in respect thereof through the date of acceleration, shall become, at the Holder's election, immediately due and payable in cash at the “Mandatory Default Amount”. The Mandatory Default Amount means 25% of the outstanding Principal Amount of this Note will be automatically added to the Principal Sum of the Note and tack back to the Effective Date for purposes of Rule 904 of Regulation S, Rule 144 or Rule 144A, as applicable. Commencing 5 days after the occurrence of any Event of Default that results in the eventual acceleration of this Note, this Note shall accrue additional interest, in addition to the Note’s “guaranteed” interest, at a rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. In connection with such acceleration described herein, the Holder need not provide, and the Issuer hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by the Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the note until such time, if any, as the Holder receives full payment pursuant to this Section 3.00(b). No such rescission or annulment shall affect any subsequent event of default or impair any right consequent thereon. Nothing herein shall limit the Holder's right to pursue any other remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Issuer's failure to timely deliver certificates representing shares of Common Shares upon conversion of the Note as required pursuant to the terms hereof.

(c)          Variable Conversion Price. If the Note is not retired on or before the Maturity Date, then at any time and from time to time after the Maturity Date, and subject to the terms hereof and restrictions and limitations contained herein, the Holder shall have the right, at the Holder's sole option, to convert in whole or in part the outstanding and unpaid Principal Amount under this Note into Common Shares at the Variable Conversion Price. The “Variable Conversion Price” (together with the Fixed Conversion Price, the “Conversion Price”) shall be equal to the lower of: (a) the Fixed Conversion Price or (b) 83% of the average of the two lowest volume weighted average prices of the Company’s Common Shares during the 10 consecutive Trading Days prior to the date on which Holder elects to convert all or part of the Note. For the purpose of calculating the Variable Conversion Price only, any time after 4:00 pm Eastern Time (the closing time of the Principal Market) shall be considered to be the beginning of the next Business Day. If the Company is placed on “chilled” status with the DTC, the discount under this Section 3.00(c) shall be increased by 10%, i.e., from 17% to 27%, until such chill is remedied. If the Company is not DRS or DWAC eligible through their transfer agent and DTC’s FAST system, the discount under this Section 3.00(c) will be increased by 5%, i.e., from 17% to 22%. In the case of both, the discount under this Section 3.00(c) shall be a cumulative increase of 15%, i.e., from 17% to 32%; provided, however, that any such adjustment to the Fixed Conversion Price contemplated in this Section 3.00(c) is subject to compliance with applicable Canadian securities laws and the policies and rules of the Canadian Securities Exchange or such other stock exchange on which the securities of the Company are principally traded.

Section 4.00                Representations and Warranties of Holder.

Holder hereby represents and warrants to the Company that:

(a)          Holder is an “accredited investor,” as such term is defined in Regulation D of the Securities Act of 1933, as amended (the “1933 Act”) and as such term is defined in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106"), and will acquire this Note and the Underlying Shares (collectively, the “Securities”) for its own account and not with a view to a sale or distribution thereof as that term is used in Section 2(a)(11) of the 1933 Act, in a manner which would require registration under the 1933 Act or any state securities laws. Holder has such knowledge and experience in financial and business matters that such Holder is capable of evaluating the merits and risks of the Securities. Holder can bear the economic risk of the Securities, has knowledge and experience in financial business matters and is capable of bearing and managing the risk of investment in the Securities. Holder recognizes that the Securities have not been registered under the 1933 Act, nor under the securities laws of any state and, therefore, cannot be resold unless the resale of the Securities is registered under the 1933 Act or unless an exemption from registration is available. Holder has carefully considered and has, to the extent Holder believes such discussion necessary, discussed with its professional, legal, tax and financial advisors, the suitability of an investment in the Securities for its particular tax and financial situation and its advisers, if such advisors were deemed necessary, and has determined that the Securities are a suitable investment for it. Holder has not been offered the Securities by any form of general solicitation or advertising, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine, or other similar media or television or radio broadcast or any seminar or meeting where, to Holders’ knowledge, those individuals that have attended have been invited by any such or similar means of general solicitation or advertising. Holder has had an opportunity to ask questions of and receive satisfactory answers from the Company, or any person or persons acting on behalf of the Company, concerning the terms and conditions of the Securities and the Company, and all such questions have been answered to the full satisfaction of Holder. The Company has not supplied Holder any information regarding the Securities or an investment in the Securities other than as contained in this Agreement, and Holder is relying on its own investigation and evaluation of the Company and the Securities, including any public information which has been filed by the Company with any Canadian provincial securities commissions (the “Public Record”), and not on any other information and is aware that an investment in the Company is speculative and involves certain risks (including those risks disclosed in the Public Record). Holder agrees and acknowledges that in order for the Note or the underlying conversion shares to be resold, transferred, offered or pledged, there must be an available exemption from registration and, therefore, Holder covenants that it shall provide any certificates, documents and opinions as needed to avail itself of such applicable registration exemption and legend removal.

(b)          The Holder is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted. The Holder is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

(c)          All limited liability company action has been taken on the part of the Holder, its officers, directors, managers and members necessary for the authorization, execution and delivery of this Note. The Holder has taken all limited liability company action required to make all of the obligations of the Holder reflected in the provisions of this Note, valid and enforceable obligations.

(d)          The Note has an acquisition cost to the Holder of not less than $617,500, payable in cash at the Closing (with an additional $617,500 to be funded on each of forty five (45) and ninety (90) days post the Effective Date and the final tranche of $332,500 days to be funded one hundred and twenty (120) days post the Effective Date.  The Holder is: (i) purchasing the Securities as principal for its own account and not for the benefit of any other person; and (ii) was not created and is not being used solely to purchase or hold securities in reliance on the prospectus exemption provided under Section 2.10 (Minimum Amount Investment) of NI 45-106; and (iii) it pre-existed the offering of the Note and has a bona fide purpose other than investment in the Securities.

(e)          Each certificate or instrument representing Securities will be endorsed with the following legend (or a substantially similar legend), unless or until registered under the 1933 Act or exempt from registration:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO PARCELPAL LOGISTICS INC. (THE "CORPORATION") (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO COMPUTERSHARE TRUST COMPANY OF CANADA TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

(Canadian Restrictive Legend)

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE January 15, 2022 under Canadian restrictions, and not before March 15, 2022 under United States restrictions, in each case in compliance with applicable rules and regulations.

Section 5.00                General.

(a)          Payment of Expenses. The Company agrees to pay all reasonable charges and expenses, including attorneys' fees and expenses, which may be incurred by the Holder in successfully enforcing this Note and/or collecting any amount due under this Note.

(b)          Assignment, Etc. The Holder may assign or transfer this Note to any transferee at its sole discretion, provided, however, that the terms and conditions of this Note shall not be changed, modified or amended without the Company’s prior written consent. This Note shall be binding upon the Company and its successors and shall inure to the benefit of the Holder and its successors and permitted assigns, as well as to the Company.

(c)          Amendments. This Note may not be modified or amended, or any of the provisions of this Note waived, except by written agreement of the Company and the Holder.

(d)          Funding Window. The Company agrees that it will not enter into a convertible debt financing transaction, including 3(a)9 and 3(a)10 transactions, with any party other than the Holder for a period of 90 Trading Days following the Effective Date, and each Additional Tranche Date, as applicable. The Company agrees that this is a material term of this Note and any breach of this Section 5.00(d) will result in a default of the Note.  Notwithstanding the foregoing, or any other terms or provisions of this Note (or such other Notes as may be then outstanding), including Sections 5.00(e) and (j), the Company may, in its sole discretion and without notice to Holder, enter into an equity, debt or such other financing transaction in connection with an acquisition, joint venture, partnership, license or such other expansion opportunity.

(e)          Terms of Future Financings. So long as this Note is outstanding, upon any issuance by the Company or any of its subsidiaries of any convertible debt security (whether such debt begins with a convertible feature or such feature is added at a later date) with any term more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to the Holder in this Note, then the Company shall notify the Holder of such additional or more favorable term and such term, at the Holder's option, shall become a part of this Note and its supporting documentation, subject to compliance with applicable securities laws and the rules and policies of the Canadian Securities Exchange or such other stock exchange on which the securities of the Company are principally listed. The types of terms contained in the other convertible debt security that may be more favorable to the holder of such security include, but are not limited to, terms addressing conversion discounts, terms addressing maturity, conversion look back periods, interest rates, original issue discount percentages and warrant coverage.

(f)           Governing Law; Jurisdiction.

(i)          Governing Law. This Note will be governed by, and construed and interpreted in accordance with, the laws of the state of California without regard to any conflicts of laws or provisions thereof that would otherwise require the application of the law of any other jurisdiction.

(ii)          Jurisdiction and Venue. Any dispute, claim, suit, action or other legal proceeding arising out of or relating to this Note or the rights and obligations of each of the parties shall be brought only in the state courts of California or in the federal courts of the United States of America located in San Diego County, California.

(iii)         No Jury Trial. The Company hereto knowingly and voluntarily waives any and all rights it may have to a trial by jury with respect to any litigation based on, or arising out of, under, or in connection with, this Note.

(iv)         Delivery of Process by the Holder to the Company. In the event of an action or proceeding by either party hereto against the other party hereto, service of copies of summons and/or complaint and/or any other process that may be served in any such action or proceeding may be made by such party via U.S. Mail, overnight delivery service such as FedEx or UPS, email, fax, or process server, or by mailing or otherwise delivering a copy of such process to the Holder at its principal business address or to the Company at its last known attorney as set forth in its most recent SEDAR or SEC filing, as the case may be.

(v)          Notices. Any notice required or permitted hereunder (including Conversion Notices) must be in writing and either personally served, sent by facsimile or email transmission, or sent by overnight courier. Notices will be deemed effectively delivered at the time of transmission if by facsimile or email, and if by overnight courier the business day after such notice is deposited with the courier service for delivery.

(g)          No Bad Actor. No current officer or director of the Company would be disqualified under Rule 506(d) of the Securities Act of 1933, as amended, on the basis of being a “bad actor” as that term is established in the September 13, 2013 Small Entity Compliance Guide published by the SEC.

(h)          Usury. If it shall be found that any interest or other amount deemed interest due hereunder violates any applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it will not seek to claim or take advantage of any law that would prohibit or forgive the Company from paying all or a portion of the principal, fees, liquidated damages or interest on this Note.

(i)           Securities Laws Disclosure; Publicity. The Company shall (a) by 9:30 a.m. Eastern Time on the Trading Day immediately following the Date of Execution, issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) file such news release on SEDAR, including a copy of this Note as an exhibit thereto if required under applicable Canadian securities laws, within the applicable time required under applicable Canadian securities laws.  The Holder agrees and acknowledges that the Company has not provided to it any material non-public information, and to the extent Holder shall come into possession of any material non-public information at any time, including while this Note, any prior issued and outstanding Note or while it holds or controls any securities of the Company, it agrees to not transact in any securities of the Company, directly or indirectly, until such time as such material non-public information has been publicly disclosed, in all cases in compliance with applicable law.  The Company and the Holder shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor the Holder shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of the Holder, or without the prior consent of the Holder, with respect to any press release of the Company, none of which consents shall be unreasonably withheld, delayed, denied, or conditioned except if such disclosure is required by law or the applicable rules of the Company’s Principal Market, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. The Holder agrees and acknowledges that the Company is and shall be subject to certain public company disclosure requirements imposed on the Company by law and/or Principal Market regulations, which shall require disclosure of the terms of this Note, the names of parties to it and certain other information related hereto , and such required disclosure by the Company shall, in no circumstance, be deemed or considered a default under or breach of this Note.

(j)           Right of First Refusal. From and after the date of this Note and at all times hereafter while the Note is outstanding, the Parties agree that, in the event that the Company receives any written or oral proposal (the “Proposal”) containing one or more offers to provide additional capital or equity or debt financing (the “Financing Amount”), and if the Company’s executive management and its board of directors either accept such Proposal or determine to negotiate such Proposal in contemplation of acceptance, then the Company agrees that it shall provide a copy of such written Proposal to the Holder and all amendments, revisions, and supplements thereto (the “Proposal Documents”) no later than 3 business days from the  receipt and contemplated acceptance by the Board of the Proposal Documents. Following receipt of the Proposal Documents from the Company, the Holder shall have the right (the “Right of First Refusal”), but not the obligation, for a period of 5 business days thereafter (the “Exercise Period”), to invest, at similar or better terms to the Company, an amount equal to or greater than the Financing Amount, upon written notice to the Company that the Holder is exercising the Right of First Refusal provided hereby. In furtherance of the Right of First Refusal, the Company agrees that it will cooperate and assist the Holder in conducting a due diligence investigation of the Company and its corporate and financial affairs and promptly provide the Holder with information and documents that the Holder may reasonably request so as to allow the Holder to make an informed investment decision. However, the Company and the Holder agree that the Holder shall have no more than 5 business days from and after the expiration of the Exercise Period to exercise its Right of First Refusal hereunder and to provide a written counteroffer to the Company on the same or better terms. This Right of First Refusal shall extend to all purchases of debt held by, or assigned to or from, current stockholders, vendors, or creditors, all transactions, including, if applicable, under Sections 3(a)9 and/or 3(a)10 or the Securities Act of 1933, as amended, and all equity line-of-credit transactions, provided, however, the Right of First Refusal set forth herein shall not apply to any loans to the Company or purchases of securities by any directors of the Company, financing(s) by the Company involving a United States IPO transaction, syndicated, underwritten or best efforts registered transaction, including, but not limited to, a financing transaction to qualify for a listing on the Nasdaq Capital Market or OTC QB or QX markets; provided, however, the Holder shall have the option, but not the obligation, to participate in such transaction(s) by the Company while the Note remains outstanding.  Other than for exempted issuances described herein, in the event that the Company does enter into, or makes any issuance of Common Shares related to a 3(a)(9) Transaction or a 3(a)(10) Transaction while this note is outstanding, without giving Right of First Refusal to the Holder, a liquidated damages charge of 25% of the outstanding principal balance of this Note, but not less than $25,000 (if permissible in compliance with applicable law), will be assessed and will become immediately due and payable to the Holder at its election in the form of cash payment or addition to the balance of this Note. Such liquidated damages will be automatically added to the Principal Sum of the Note and tack back to the Effective Date for purposes of Rule 144A or Rule 144, as applicable.

[Signature Page to Follow.]

IN WITNESS WHEREOF, the Company has caused this Fixed Convertible Promissory Note to be duly executed on the day and in the year first above written.

PARCELPAL LOGISTICS INC.

By:

Name:

Title:

Email:

Address:

This Fixed Convertible Promissory Note of September 15, 2021 is accepted this            day of September  2021 by

TANGIERS GLOBAL, LLC

By:
Name:
Title: Managing Member